UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of, July 2018
Commission File Number 001-37652

Midatech Pharma PLC
(Translation of registrant’s name into English)

65 Innovation Drive
Milton Park
Abingdon, Oxfordshire, OX14 4RQ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of July 2018, and incorporated by reference herein, is:

Exhibit No.	Description

99.1
Press release, dated July 23, 2018 entitled “Midatech Pharma US announces Co-Promotion Agreement with Bausch Health Companies Inc. for the Exclusive Right to Promote NeutraSal® to the Oncology Market in United States.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: July 23, 2018	By:	/s/ Nicholas Robbins-Cherry
Nicholas Robbins-Cherry Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1
Press release, dated July 23, 2018 entitled “Midatech Pharma US announces Co-Promotion Agreement with Bausch Health Companies Inc. for the Exclusive Right to Promote NeutraSal® to the Oncology Market in United States.”